March 9, 2020

Sky Conway
Chief Executive Officer
Atomic Studios, Inc.
1140 Highland Ave #222
Manhattan Beach, CA 90266

       Re: Atomic Studios, Inc.
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed February 27, 2020
           File No. 024-11119

Dear Mr. Conway:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2020 letter.

Form 1-A Filed February 27, 2020

Risk Factors, page 6

1. We note your response to prior comment 1. Please revise to specify the number of hours per week Messrs. Zanca and Conway expect to devote to Atomic Studios. Management's Analysis of Financial Condition and Results of Operations Contingencies, page 44

2. We note on page 37 that all long-form scripted content created by Sky Conway "has been optioned by Atomic Studios with an agreed upon amount of 3% of the budget." Please clarify what it means to have such content "optioned" by you and disclose the total dollar amount optioned as of your most recent balance sheet date. Further, explain to us why a
 Sky Conway
Atomic Studios, Inc.
March 9, 2020
Page 2
      liability was not accrued.
Related Party Transactions, page 65

3.    We note in your response to comment 3 you state that the Company owes
$12,754
      to AtomiCon, LLC on a one-year note. Tell us why this amount was not accrued on your balance sheet. Please describe the material terms of the note, including interest rate and the term of the note.
Part III- Exhibits
11.2 Consent of Dennis Duncan & Covington LLP, page III-2

4. You indicated that your auditor's consent is "filed herewith" but appears to have been omitted from your amended filing. The most recent consent of Dennis
Duncan
      & Covington LLP was dated February 4, 2020. In your next amendment, please include a currently dated auditor's consent as an updated Exhibit to your Form 1-A.
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameSky Conway
                                                            Division of
Corporation Finance
Comapany NameAtomic Studios, Inc.
                                                            Office of
Technology
March 9, 2020 Page 2
cc:       Donnell Suares
FirstName LastName